MONTANA
NORTH DAKOTA
MINNESOTA
WYOMING
NEBRA
UTAH
NEVADA
COLORADO
ARIZONA
NEW MEXICO
OKLAHOMA
Grand Forks
Fargo
Duluth
Bismark
Billings
Rapid City
Casper
Cheyenne
Fort Collins
Denver
Pueblo
Salt Lake City
Provo
Las Vegas
Flagstaff
Phoenix
Santa Fe
Albuquerque
Amarillo
Lubbock
Roswell
Houston

Western Refining

NORTHERN TIER

Western Refining Logistics

Citi 2016 Global Energy &
Utilities Conference
May 11, 2016
On
May
11,
2016,
Western
Refining,
Inc.
(“Western”)
made
available
on
its
website
the
following
presentation,
which
it
presented
later
that
day
at
the
Citi
2016 Global Energy & Utilities Conference. The same presentation will be presented by Western at the Morgan Stanley Refining Corporate Access Day on
May 12, 2016.
Filed by Western Refining, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Northern Tier Energy LP
Form S-4 File No.: 333-209031

Western Refining
Northern Tier
Western Refining Logistics

Cautionary Statements
Important Notice to Investors
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful.
Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, pursuant to a registration statement filed with the SEC. The proposed acquisition will be submitted to NTI's unitholders for their consideration. On January 19, 2016, Western filed a registration statement on Form S-4 with the
SEC
that
included
a
preliminary
prospectus
of
Western
and
a
preliminary
proxy
statement
of
NTI.
Western
and
NTI
will
also
file
other
documents
with
the
SEC
regarding
the
proposed
transaction, including a definitive prospectus and proxy statement. INVESTORS AND SECURITY HOLDERS OF NTI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS
AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT
INFORMATION
ABOUT
THE
PROPOSED
TRANSACTION.
Investors
and
security
holders
may
obtain
free
copies
of
the
definitive
proxy
statement/prospectus
and
other
documents
containing
important
information
about
Western
and
NTI
once
such
documents
are
filed
with
the
SEC
through
the
website
maintained
by
the
SEC
at
www.sec.gov.
Copies
of
the
documents
filed
with
the
SEC
by
Western
will
be
available
free
of
charge
on
Western's
website
at
www.wnr.com
under
the
"Investor
Relations"
section
or
by
contacting
Western's
Investor
Relations
Department
at
(602)
286-1530.
Copies
of
the
documents
filed
with
the
SEC
by
NTI
will
be
available
free
of
charge
on
NTI's
website
at
www.northerntier.com
under
the
"Investors"
section or by contacting NTI's Investor Relations Department at (651) 769-6700.
Participants in Solicitation Relating to the Merger
Western, NTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NTI in connection with the proposed transaction. Information about the directors and executive officers of Western is set forth in the Proxy Statement on Schedule 14A for Western's 2016 annual meeting of shareholders, which was filed with the SEC on April 22, 2016. Information about the directors and executive officers of the general partner of NTI is set forth in the 2015 Annual Report on
Form 10-K for NTI, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This presentation includes “forward-looking statements” by Western Refining, Inc. (“Western” or “WNR”) which are protected as forward-looking statements under the Private
Securities Litigation Reform Act of 1995.  The forward-looking statements reflect Western’s current expectations regarding future events, results or outcomes.  Words such as
“anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “potential,” “predict,” “project,” “strategy,” “will,”
“future” and similar terms and phrases are used to identify forward-looking statements.  The forward-looking statements contained herein include statements related to, among other things: WNR’s attractive geographies with pipeline access to advantaged crude oil production and historically strong refined product regions; Western’s integrated distribution network including a fully integrated crude oil pipeline system to serve refineries,  refined product distribution to wholesale end-user, and extensive retail network; growth opportunities for its refining and logistics growth platforms, including enhancements to refining profitability and expansion of logistics footprint; WNR’s capital allocation discipline, including reinvestment in its businesses to grow EBITDA / cash flows, ability to continue to grow dividends, and efficient capital structure;  Western’s and Northern Tier Energy LP’s (“NTI”) plans and expectations with respect to a merger, including the anticipated timing for closing and financing of the merger; the anticipated benefits of the merger including a diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions, potential financial and operational synergies, a simplified organizational structure that facilitates easier-to-understand financial reporting and valuation of equity, flexibility for potential NTI logistics assets drop-downs to Western Refining Logistics, LP (“WNRL”), lower cost of capital, and more competitive acquisition currency; WNR’s access to attractive refined product outlets; WNR’s strong gross margin in comparison to its peers; growth opportunities at NTI’s St. Paul Park refinery, including organic projects such as the replacement of the crude unit desalters, modification to the crude unit/hydrotreater and solvent deasphalter and the anticipated capital expenditure and estimated EBITDA for such projects;  potential WNR and NTI logistics asset sales to WNRL, including the estimated annual
EBITDA from such sales, which may include the economics associated with crude oil throughput on the TexNew Mex pipeline above 13,000 bpd, the Bobcat crude oil pipeline, a proposed crude oil pipeline from Wink, Texas to Crane, Texas, the Jal/Wingate/Clearbrook crude oil and liquefied petroleum gas (“LPG”) storage and rail logistics facilities, and NTI traditional logistics assets including storage tanks, terminals, pipelines and trucking operations; WNR’s strong dividend growth and ability to continue to return cash to shareholders.
These statements are subject to the risk that a merger between Western and NTI is not consummated at all, including due to the inability of Western or NTI to obtain all approvals necessary or the failure of other closing conditions, as well as to the general risks inherent in Western’s and NTI’s businesses and the merged company’s ability to compete in a highly competitive industry.  Such expectations may or may not be realized and some expectations may be based upon assumptions or judgments that prove to be incorrect.  In addition,
Western’s business and operations involve numerous risks and uncertainties, many of which are beyond Western’s control, which could materially affect its financial condition, results of operations and cash flows and those of the merged company. Additional information relating to the uncertainties affecting Western’s businesses is contained in its filings with the
Securities and Exchange Commission (the “SEC”). The forward-looking statements are only as of the date made, and Western does not undertake any obligation to (and each expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Western Refining
Northern Tier
Western Refining Logistics

Investment Considerations
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline

Western Refining
Northern Tier
Western Refining Logistics

WNR/NTI Strategic Combination
On December 21, 2015, WNR and Northern Tier Energy announced a merger on the following terms:
On April 19th, WNR filed a second amendment to S-4 Registration Statement that is currently undergoing the customary SEC review.  In connection with this amendment,
Northern
Tier
established
a
special
unitholder
meeting
date
of
June
23
rd
,
WNR
anticipates closing shortly thereafter.
Key benefits of the combination:
Diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions
$10+ million in identified potential financial/operational synergies
Facilitates easier-to-understand financial reporting and valuation of equity
Provides more flexibility around pace of NTI logistic asset drop-downs to WNRL
Expected lower cost of capital and more competitive acquisition currency
WNR Shares per NTI Unit
0.2986
WNR Price (Oct 23,2015)
44.68
$
Equity Value per NTI Unit
13.34
$
Cash per NTI Unit
15.00
$
Implied Consideration
28.34
$
Premium to NTI 20-day Undisturbed VWAP Price (10/23)
18%

Western Refining Northern Tier Western Refining Logistics

Organizational Structure
•
$300 mm Revolving Credit
Facility
•
$300 mm Senior Unsecured
Notes due February 2023
Northern Tier Energy
LLC
Northern Tier Energy LLC
Operating Subs
Western Refining
Logistics
Operating Subs
Western Refining
Logistics, LP
•
$500 mm Revolving Credit
Facility
•
$350 mm Senior Secured
Notes due November 2020
Western Refining, Inc.
Western
Refining, Inc.
Operating Subs
•
$900 mm Revolving Credit Facility
•
$538 mm Senior Secured Term Loan due
November 2020
•
$350 mm Senior Unsecured Notes due
April 2021
Public
Unitholders
38.3% Limited Partner Interest
100% of General Partner
66.4% Limited Partner Interest
100% of General Partner
Public
Unitholders
Public
Stockholders
33.6% LP
Interest
61.7% LP
Interest
Northern Tier
Holdings LLC
WNRL Finance
Corp.
Note: Debt levels shown are at face value, excluding the netting effect of unamortized financing costs and premiums

Bakken Formation
Clearbrook
MN
WI
SD
St. Paul Park
CO
San Juan Basin
AZ
Gallup
TX
Phoenix
Permian Basin
El Paso
Wink
Mason Station
Crane
WNR/WNRL/NTI Pipelines 2

Diversified Asset Base
WNR/
WNRL
Combined
with
NTI
Refineries
2
3
Capacity
(bpd)
156,000
253,800
Basin
Exposure
Permian,
Four
Corners
Bakken, Canada,
Permian,
Four
Corners
Retail Stores ¹
258
541
Pipelines
(miles) ²
725
1,025
Storage
(mm bbls)
8.2
12.0
1
Includes 114 NTI franchised SuperAmerica
Stores.
2
NTI has a 17% interest in the Minnesota Pipeline.

Magellan Pipeline System
MN
WI
SD
St. Paul Park
Chicago Area
CA
CO
AZ
NM
Williams
Colorado Springs
Las Vegas
Calnev
Los Angeles Area
(6)
Colton
San Diego
Kinder Morgan
Flagstaff
Phoenix
Tuscon
Kinder Morgan
Gallup
Bloomfield
Albuquerque
Plains
Navajo
West Emerald
Valero
ConocoPhillips/Valero
ConocoPhillips/Valero
(2)
Amarillo
Lubbock
Valero
Valero
Wichita Falls
Williams
Corsicana
Dallas
Explorer
El Paso
Juarez
HEP
Artesia
HEP
Midland
Magellan
Crane
Odessa
Abilene
Orion
Orion
Austin
Houston
(20)
Gulf Coast
Chihuahua
Pemex
Mexico
Cadereyta

Attractive Refined Product Locations 7 WNR/NTI Refinery Third-Party Refinery Third party Product Pipeline

$14
$12
$10
$8
$6
$4
$2
$-
$/bbl
TSO - California
MPC
PSX - Western/Pacific
VLO - West Coast
WNR - Gallup
NTI
VLO - USGC
VLO - North Atl
TSO - Mid Con
ALJ - Big Spring
HFC - Rocky Mountain
WNR - El Paso
PSX - Central Corrider
HFC - Mid Con
HFC - Southwest
PBF - GC (Chalmette)
VLO - Mid Cont
CVR - Wynnewood
PSX - USGC
CVR - Coffeyville
TSO - Pacific NW
PSX - Atlantic Basin/Europe
DK - Tyler, Texas Refinery
PBF - East Coast
PBF - Mid Con
DK - El Dorado, Arkansas...
ALJ - Krotz

$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
$/bbl
NTI
WNR - Gallup
TSO - California
VLO - West Coast
TSO - Mid Con
PSX - Western/Pacific
HFC - Rocky Mountain
WNR - El Paso
HFC - Southwest
MPC
PSX - Central Corrider
CVR - Wynnewood
ALJ - Big Spring
HFC - Mid Con
CVR - Coffeyville
VLO - Mid Cont
PBF - Mid Con
VLO - USGC
TSO - Pacific NW
VLO - North Atl
DK - Tyler, Texas Refinery
PSX - Atlantic...
PSX - USGC
PBF - East Coast
PBF - GC (Chalmette)
DK - El Dorado, Arkansas...
ALJ - Krotz

Western Refining
Northern Tier
Western Refining Logistics

Independent Refineries
Gross Margin Comparison
Source:  Company Filings
Western and NTI have top quartile refineries
FY 2015 Gross Margin Per Throughput Barrel
Q1 2016 Gross Margin Per Throughput Barrel

UT
CO
KS
OK
AZ
NM
TX
San Juan Basin
Bloomfield
Bisti
Pettigrew
Lybrook
Star Lake
Gallup
Albuquerque
Phoenix
Tucson
Permian Basin
Denver City
Snyder
El Paso
Kinder Morgan
Centurion
Mason Station
Delaware Basin
McCamey
Mexico
Western Refining Logistics

Western Refining
Northern Tier
Western Refining Logistics

WNRL Asset Base
WNR Refineries
Asphalt Plant/Terminal
Transportation & Storage
Refined Products Terminal
WNRL Pipelines
Third Party Pipeline
•
685 miles of pipelines and
gathering systems in the
Southwestern U.S.
•
8.2 million barrels of active
storage capacity for refined
products, crude oil and other
products
•
Four refined products
terminals
•
Four fee-based asphalt
terminalling
facilities
•
Wholesale fuel / lubricant
distribution
•
Crude oil trucking

Western Refining Northern Tier Western Refining Logistics

Growth Opportunities
Refinery Investments
Project
Capital
($ mm)
Est EBITDA
($ mm)
Replace Crude Unit
Desalters
$
30
$
22
Crude Unit/Hydrotreater
Modification
19
10
Solvent
Deasphalter
63
27
$
112
$
59
St. Paul Park organic projects
-5
0
5
10
15
20
25
30
35
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
$/bbl
Historic Incremental Crude Margins
Syncrude & North Dakota Light
Syncrude
North Dakota Light
Avg Syncrude
Avg North Dakota Light

Western Refining
NORTHERN TIER
Western Refining Logistics

Growth Opportunities
WNR/NTI Potential Logistics Sales to WNRL
Project
Description
TexNew Mex
Crude Oil Pipeline
(WNR)
Economics associated with crude oil throughput on TexNew Mex pipeline above 13,000 bpd (TexNew Mex Units)
Bobcat Crude Oil
Pipeline
(WNR)
40 mile crude oil pipeline flowing from Mason Station, TX to Wink, TX plus two crude oil terminals
Wink to Crane
Crude Oil Pipeline
(WNR)
Proposed ~60 mile crude oil pipeline connecting Wink Jackrabbit
Station to  Crane, TX [Project deferred]
Jal / Wingate /
Clearbrook
(WNR)
Crude oil and LPG storage; rail logistics
Northern Tier
(Traditional
Logistics)
Storage tanks / Terminals / Pipelines / Trucking
$100 -
$125 mm annual EBITDA potential

Dividend per Share
Dividend Amount
(thousands)

Western Refining Northern Tier Western Refining Logistics

WNR Capital Allocation Discipline
Strong Dividend Growth
Note:  Excludes one-time special dividends
$0.04
$0.08
$0.12
$0.18
$0.22
$0.26
$0.30
$0.34
$0.38
$-
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
$-
$0.05
$0.10
$0.15
$0.20
$0.25
$0.30
$0.35
$0.40
Q1
'12
Q2
'12
Q3
'12
Q4
'12
Q1
'13
Q2
'13
Q3
'13
Q4
'13
Q1
'14
Q2
'14
Q3
'14
Q4
'14
Q1
'15
Q2
'15
Q3
'15
Q4
'15
Q1
'16
Q2
'16
Dividend per Share
Dividend Amount (thousands)

($ millions)

Western Refining
Northern Tier
Western Refining Logistics

WNR -
Shareholder Friendly
Return of Cash to Shareholders
$1.2 billion returned to shareholders since 2013
1
Through May 6, 2016
$305
$553
$234
$145
$0
$100
$200
$300
$400
$500
$600
2013
2014
2015
Special Dividends
Regular Dividends
Share Repurchases
2016
1

Western Refining
Northern Tier
Western Refining Logistics

Investment Considerations
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Geographies
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Dividends/ special dividends
Share repurchase program
Efficient capital structure
Capital
Allocation
Discipline

Western Refining Northern Tier Western Refining Logistics

Appendix

)

)

Western Refining Northern Tier Western Refining Logistics

WNR Consolidated Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve
Months
Ended
(In thousands)
Consolidated Western Refining, Inc.
June 2015
Sep 2015
Dec 2015
Mar 2016
Mar 2016
Net income attributable to Western Refining, Inc.
$
133,919
$
153,303
$
13,545
$
30,538
$
331,305
Net income attributable to non-controlling interests
79,948
64,795
(6,047)
9,047
147,743
Interest and debt expense
27,316
26,896
26,434
26,681
107,327
Provision for income taxes
78,435
92,117
(6,034)
18,629
183,147
Depreciation and amortization
51,143
51,377
52,845
52,651
208,016
Maintenance turnaround expense
593
490
836
125
2,044
Loss (gain) on disposal of assets, net
(387)
(52)
208
(130
(361)
Net change in lower of cost or market inventory reserve
(38,204)
36,795
113,667
(51,734
60,524
Unrealized (gain) loss on commodity hedging transactions
22,287
(271)
8,160
12,483
42,659
Adjusted EBITDA
$
355,050
$
425,450
$
203,614
$
98,290
$
1,082,404
1

Western Refining
NORTHERN TIER
Western Refining Logistics

WNR Standalone Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$         74,904
$       102,279
$            9,840
$          18,010
$             205,033
Net income attributable to non-controlling interest
-
-
-
-
-
Interest expense and other financing costs
14,321
13,960
14,310
13,879
56,470
Provision for income taxes
78,287
92,114
(5,727)
18,368
183,042
Depreciation and amortization
26,891
26,648
26,257
25,538
105,334
Maintenance turnaround expense
593
490
836
125
2,044
Loss (gain) on disposal of assets, net
69
(6)
176
(26)
213
Net change in lower of cost or market inventory reserve
-
-
40,689
(40,689)
-
Unrealized (gain) loss on commodity hedging transactions
22,795
(1,531)
3,024
16,271
40,559
Adjusted EBITDA
217,860
233,954
89,405
51,476
592,695
Distributions from WNRL
10,902
11,628
12,611
13,392
48,533
Distributions from NTI
38,472
42,391
37,047
13,537
131,447
Adjusted EBITDA plus distributions
$
267,234
$       287,973
$       139,063
$       78,405
$
772,675
1
See page 18 for definition of
Adjusted
EBITDA
1

Western Refining
Northern Tier
Western Refining Logistics

NTI Adjusted EBITDA Reconciliation
1
See page 18 for definition of
Adjusted
EBITDA
1
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$         48,490
$         40,117
$        (6,141)
$
3,224
$
85,690
Net income attributable to non-controlling interest
74,558
59,209
(11,043)
4,344
127,068
Interest Expense
6,747
6,732
5,433
5,750
24,662
Income Tax Provision (Benefit)
-
-
-
-
-
Depreciation and Amortization
19,515
19,746
20,111
19,969
79,341
Maintenance turnaround expense
-
-
-
-
-
Loss on extinguishment of debt
-
-
-
-
-
Loss (gain) on disposal of assets, net
(296)
(33)
53
(5)
(281)
Net change in lower of cost or market inventory reserve
(38,204)
36,795
72,978
(11,045)
60,524
Unrealized (gain) loss on commodity hedging transactions
(508)
1,260
5,136
(3,788)
2,100
Adjusted EBITDA
$
110,302
$      163,826
$
86,527
$
18,449
$
379,104

Western Refining Northern Tier Western Refining Logistics

Adjusted EBITDA
The
tables
on
the
previous
pages
reconcile
net
income
to
Adjusted
EBITDA
for
the
periods
presented.
Adjusted EBITDA represents earnings before interest and debt expense, provision for income taxes, depreciation, amortization, maintenance turnaround expense and certain other non-cash income and expense items. However, Adjusted EBITDA is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of
Adjusted EBITDA generally eliminates the effects of financings, income taxes, the accounting effects of significant turnaround activities (that many of our competitors capitalize and thereby exclude from their measures of EBITDA) and certain non-cash charges that are items that may vary for different companies for reasons unrelated to overall operating performance.
Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures or contractual commitments;
•
Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
Adjusted EBITDA, as we calculate it, may differ from the Adjusted EBITDA calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in
the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted
EBITDA only supplementally.

Western Refining
Northern Tier
Western Refining Logistics

WNRL EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$        10,525
$        10,907
$          9,846
$          9,304
$                40,582
Net income attributable to non-controlling interest
5,390
5,586
4,996
4,703
20,675
Interest expense and other financing costs
6,248
6,204
6,691
7,052
26,195
Provision for income taxes
148
3
(307)
261
105
Depreciation and amortization
4,737
4,983
6,477
7,144
23,341
Loss (gain) on disposal of assets, net
(160)
(13)
(21)
(99)
(293)
EBITDA
1
$        27,670
$        27,682
$        28,365
$           110,605
1
See page 20 for definition of
EBITDA
$        26,888

EBITDA
We define EBITDA as earnings before interest and debt expense, provision for income taxes and depreciation and amortization. We define
Distributable Cash Flow as EBITDA plus the change in deferred revenues, less debt interest accruals, income taxes paid, maintenance capital expenditures and distributions declared on our TexNew
Mex units.
EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under
GAAP. Some of these limitations are:
•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
EBITDA, as we calculate it, may differ from the EBITDA calculations of our affiliates or other companies in our industry, thereby limiting its usefulness as a comparative measure.
EBITDA and Distributable Cash Flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:
•
our operating performance as compared to those of other companies in the midstream energy industry, without regard to financial methods, historical cost basis or capital structure;
•
the ability of our assets to generate sufficient cash to make distributions to our unitholders;
•
our ability to incur and service debt and fund capital expenditures; and
•
the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.
Distributable Cash Flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships because the value
of
a
partnership
unit
is,
in
part,
measured
by
its
yield.
Yield
is
based
on
the
amount
of
cash
distributions
a
partnership
can
pay
to
a
unitholder.
We believe that the presentation of these non-GAAP measures provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA and Distributable Cash Flow is net income attributable to limited partners. These non-GAAP measures should not be considered as alternatives to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income attributable to limited partners. These non-
GAAP measures may vary from those of other companies. As a result, EBITDA and Distributable Cash Flow as presented herein may not be
comparable to similarly titled measures of other companies.